

September 21, 2006

Via Facsimile (650) 463-2600
Ora T. Fisher, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025-3656
(650) 328-4600

RE: CNET Networks, Inc.
       Schedule TO-I filed September 13, 2006
       File No. 005-46767

Dear Mr. Fisher:

       We have the following comments on the above-referenced filing:

Schedule TO-I
Summary, page 4

1. Please delete the statement that your summary "is not intended to be complete." The summary must describe the most material terms of the proposed transaction and provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. It is an overview of all material terms that are presented in the accompanying documents provided to the security holders and should be complete in this respect. Please see Item 1001 of Regulation M-A.

Consent Procedures, page 10

2. We note your statements that "[a]ll questions as to the validity, form and eligibility (including time of receipt) regarding the Consent procedures will be determined by the Company in its sole discretion, which determination will be conclusive and binding. . . The Company's interpretation of the terms and conditions of the Consent Solicitation shall be conclusive and binding." Please revise these sentences to more precisely define their scope. It appears that your interpretation of the terms of the consent solicitation may not necessarily be final and binding on all parties. For example, while you may assert a position, when parties contest asserted positions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document

Where you can find more information, page 18

3. We note your statement that you incorporate by reference into this offer the documents any additional documents you may file with the Commission between the date of this offer and the expiration date. Schedule TO does not allow you to "forward" incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

Special Note on Forward-Looking Statements, page 18

4. We note your reference to Section 27A and Section 21E of the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.

5. We note your statement in the last sentence of the first paragraph that you "unless otherwise required by law, the Company disclaims any duty or obligation to update forward-looking statements." Please confirm in a supplemental response, your understanding that it is your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions